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May 8, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Perry Hindin
Special Counsel, Office of Mergers and Acquisitions

Re:	Diana Shipping Inc. Schedule TO Filed April 15, 2019 File No. 005-81513

Dear Mr. Hindin:

We refer to the Schedule TO filed by Diana Shipping Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2019 (the “Schedule TO”).

The Company filed via EDGAR Amendment No. 1 to the Schedule TO (the “First Amended Schedule TO”) on May 7, 2019, which responded to an oral comment received from the staff of the Commission (the “Staff”) on April 26, 2019.  In response to the Staff’s oral comment, the Company has filed a Supplement No. 1 to the Offer to Purchase as Exhibit (a)(1)(G) to the First Amended Schedule TO.

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely,

/s/ Edward S. Horton
Edward S. Horton, Esq.

cc:	Simeon Palios Chief Executive Officer Diana Shipping Inc. Pendelis 16 175 64 Palaio Faliro Athens, Greece